SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Ryanair Holdings Plc

08th November 2005


Re: Holding in Company


A Letter from The Capital Group Companies, Inc dated 7th November 2005 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 07 November 2005.


Re: Section 67 Notification


Please find enclosed a Notification of interests filed pursuant to Section 67 of the Companies Act, 1990. This Notice is filed by The Capital Group Companies, Inc. ("CGC").

The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management business. The investment management business is divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc, ("CGII"). CRMC is a U.S. - based investment adviser that manages The American Funds Group of mutal Funds, CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe; Capital Guardian Trust Company in the U.S. Capital International, Inc. in the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K. in Japan. For a more complete description of our organization, please visit our Web site at www.capgroup.com.

Neither CGC nor any of its subsidiaries own shares of your company for their own account. Rather, the shares reported in this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Furthermore, CRMC and CGII act separately from one another and from CGC in exercising investment discretion over their managed accounts.

For the purposes of this Notification an outstanding share balance of 763,409,133 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us soon as possible so we may make the necessary revisions to this Notification.



                       Notification of Interests

                      (Section 67 Companies Act 1990)


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 67 of the Companies Act, 1990.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (including ADRs)


Number of shares in which the Companies have a notifiable interest:

38,358,928 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):

See Schedule B

Should you have questions or require additional information, please contact Greg Dickinson or Gina Martinez at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.


Regards


Greg Dickinson
Compliance Associates


As of 04 November 2005


Ryanair Holdings Plc


Schedule B


                 Schedule of holdings in Ryanair Holdings, Plc

                             As of 04 November 2005


                         CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares
Cede & Co                                               6,887,000
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                1,540,200
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, P.O.Box 512
Dublin, Ballsbridge

Total                                                   8,427,200




                        Schedule B


                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                         Local Shares
Bank of New York Nominees                               862,895
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                          484,533
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                  35,400
Woolgate House
Coleman Street
London
EC2P 2HD

Cede & Co                                               742,990
55 Water Street
New York
NY 10006

Citibank London                                         90,230
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                       75,134
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         971,245
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                   1,087,543
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

State Street London Ltd                                 10,000
12-13 Nicholas Ln
London EC4N 78N
UK

MSS Nominees Limited                                    80,900
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                            421,886

Deutsche Bank AG                                        13,300
23 Great Winchester Street
London EC2P 2AX
United Kingdom

Mellon Bank N.A.                                        9,800
London Branch
London
United Kingdom

Alibank Nominees Limited                                996,043
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre
PO Box 512
Dublin
Ballsbridge

Citibank N.A. (Ireland)                                 117,400
IFSC House
Custom House Quay
Dublin 1

Bank of Ireland Nominees Limited                        957,100
Bank of Ireland
International Financial Services Center
1 Harbourmaster Place

Citibank N.A. (Dublin)                                  48,500
IFSC House
Custom House Quay
Dublin 1

AIB Custodial Nominees Limited                          131,300

Clydesdale Bank Plc                                     486,346

JP Morgan Chase Bank                                    249,860

          Total                                         7,872,405





                           Capital International S.A




Registered Name                                         Local Shares

Cede & Co                                               1,946,135
55 Water Street
New York NY 10006

Bank of Ireland                                         11,400
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                        118,100
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A (Dublin)                                   29,600
IFSC House
Custom House Quay
Dublin 1

Total                                                   2,105,235









                                   Schedule B



                           Capital International, Inc


Registered Name                                         Local Shares

Cede & Co                                               1,101,000
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                160,088
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre P.O. Box 512
Dublin
Ballsbridge

Total                                                   1,261,088




                                   Schedule B



                    Capital Research and Management Company


Registered Name                                         Local Shares

Cede & Co                                               18,693,000
55 Water Street
New York, NY 10006

Total                                                   18,693,000




                                   Schedule A

                The Capital Group Companies, Inc ("CG") holdings


                                      Number of Shares   Percent of Outstanding

The Captial Group Companies, Inc.        38,358,928            5.025%
("CG") holdings

Holdings by CG Management Companies
and Funds:
Capital Gurardian Trust Company          8,427,200             1.104%
Capital International Limited            7,872,405             1.031%
Capital International S.A.               2,105,235             0.276%
Capital International, Inc.              1,261,088             0.165%
Capital Research and Management         18,693,000             2.449%
Company





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 November 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director